Exhibit 1

For Release

Compugen Announces Discovery of Biomarkers for
Early Pre-Clinical Detection of Drug-induced Kidney Toxicity

The Company plans to initiate commercialization during the first half of 2009.

Tel Aviv, Israel – June 26, 2008 – Compugen Ltd. (NASDAQ: CGEN) announced today the discovery and experimental confirmation of a novel combination of four biomarkers for early detection of drug-induced nephrotoxicity. Data demonstrate that the biomarker signature may enable a much earlier prediction of drug-induced kidney toxicity during pre-clinical trials in rats in comparison to traditional diagnostic methods such as histopathology or clinical chemistry.

“Improved pre-clinical biomarkers for kidney toxicity would dramatically reduce the time and costs required to prioritize and select lead candidates for progression through drug development stages,” said Anat Cohen-Dayag, Ph.D., Vice President of Diagnostic Biomarkers and Drug Targets at Compugen Ltd.

The biomarkers were discovered through the use of Compugen’s Nucleic Acid Testing (NAT) Discovery Platform. A key component of the discovery effort was the integration of proprietary expression and clinical data derived from biological samples provided by Teva Pharmaceutical Industries Ltd. These samples were generated by Teva in a preclinical study designed specifically for this project pursuant to a Collaborative Research Agreement between Compugen and Teva. Using various expression profile datasets, as well as statistical and machine-learning tools, a classifier consisting of a novel combination of four biomarkers was identified with a sensitivity of 80% and a specificity of more than 85%.

Following the discovery of this 4-biomarker combination, it was experimentally tested in a blind evaluation study, with rats treated with vehicle-control, negative control compound or drugs that had previously failed in preclinical trials due to nephrotoxic effects. In this study, the 4-biomarker combination accurately identified the nephrotoxic drugs after a short period of exposure to the drugs, identifying the toxic effects within five days of exposure compared with up to 28 days required for visible pathological damage, the traditional diagnostic method. In addition, the biomarker combination successfully predicted the relative levels of toxicity of the compounds that were tested.

The collaboration agreement with Teva, announced in January 2007, granted Teva a license to use any discovered markers for internal research and development activities. Compugen retained the commercialization rights for licensing such markers to other companies, as well as rights for internal use. Compugen currently plans to commercially introduce the markers through licensing arrangements during the first half of 2009.

Martin Gerstel, Chairman of Compugen, stated, “The increasing frequency and wide diversity of our product candidate discoveries are now clearly demonstrating the value of Compugen’s long term commitment to pioneering predictive understandings of life at the molecular level. The discovery capabilities resulting from this commitment, in terms of deeper understandings and predictive models, algorithms and other computational biology tools, as well as a truly unique R&D team, have created the base for the development and utilization of a growing inventory of discovery platforms, which, as demonstrated by this and other recent announcements, is now resulting in a rapidly increasing intellectual property portfolio of drug and diagnostic product candidates.”

About Drug-induced Nephrotoxicity
Current tools for diagnosis of kidney function involve blood tests, such as blood urea nitrogen and serum creatinine levels, which show significant results only after substantial kidney injury has occurred. The pharmaceutical industry spends considerable amounts of money, time and effort trying to detect toxic drug effects as early as possible in order to avoid the progress of such drug candidates into more expensive drug development stages. Since the kidney is one of the primary sites of drugs toxicity, early detection of nephrotocxicity in the preclinical stage of drug development is an important unmet need.

About Compugen’s Nucleic Acid Testing (NAT) Discovery Platform
This Platform relies on Compugen’s LEADS and MED infrastructure platforms and additional public and proprietary data sources.  Various algorithms and statistical and machine learning tools are used for the discovery of novel RNA transcripts that can serve as diagnostic biomarkers. The platform has been designed to allow the discovery of single and multiple combination biomarkers and to be broadly applicable for the discovery of such biomarkers for any organ toxicity and for specific disease biomarker discovery, such as for various epithelial cancers and atherosclerosis.

About Compugen
Compugen’s mission is to be the world leader in the discovery and licensing of product candidates to the drug and diagnostic industries under milestone and revenue sharing agreements. The Company’s increasing inventory of powerful and proprietary discovery platforms is enabling the predictive discovery – field after field – of numerous therapeutic and diagnostic product candidates. These discovery platforms are based on the Company’s decade-long focus on the predictive understanding of important biological phenomena at the molecular level. Compugen’s current collaborations include Biosite, Medarex, Inc., Merck & Co., Inc., Ortho-Clinical Diagnostics (a Johnson & Johnson company), Roche, Siemens Healthcare Diagnostics, Inc., and Teva Pharmaceutical Industries. In 2002, Compugen established an affiliate, Evogene Ltd. (TASE: EVGN.TA), to utilize the Company’s in-silico predictive discovery capabilities in the agricultural biotechnology field. For additional information, please visit Compugen’s corporate Website at www.cgen.com and Evogene’s corporate Website at www.evogene.com.

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading “Risk Factors” in Compugen’s annual reports filed with the Securities and Exchange Commission.

Company contact:
Marjie Hadad
Media Liaison
Compugen Ltd.
Email: marjie@cgen.com
Tel: +972-54-536-5220